UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Ellison Eyewear, Inc.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   March 19, 2014

Physical address of issuer
314 West Institute Place, Loft 2E, Chicago, IL 60610

Website of issuer
www.WearEllison.com

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$128,615.28	$110,045.00
Cash & Cash Equivalents	$31,024.91	$11,303.00
Accounts Receivable	$36,128.33	$3,488.00
Short-term Debt	$119,348.08	$217,837.00
Long-term Debt	$468,755.67	$76,439.00

Revenues/Sales	$129,347.00	$38,136.00
Cost of Goods Sold	$41,567.41	$34,471.00
Taxes Paid	$0.00	$0.00
Net Income	($144,234.41)	($155,013.00)

MAY 1, 2017

FORM C-AR

Ellison Eyewear, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Ellison Eyewear, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.), which requires that it file a report with the Commission annually and post the report on its website at www.WearEllison.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party (the "Securities"), or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 1, 2017.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY 6
- The Business 6
- The Business Plan 6

RISK FACTORS 6
- Risks Related to the Company's Business and Industry 6

BUSINESS 13
- Description of the Business 13
- Business Plan 13
- History of the Business 13
- The Company's Products and/or Services 13
- Competition 13
- Supply Chain and Customer Base 13
- Intellectual Property and Research and Development 14
- Real Property 14
- Governmental/Regulatory Approval and Compliance 14
- Litigation 14
- Other 15

DIRECTORS, OFFICERS AND EMPLOYEES 15
- Directors 15
- Officers 16
- Control/Major Decisions 16
- Employees 17

CAPITALIZATION AND OWNERSHIP 17
- Capitalization 17

Ownership 19
FINANCIAL INFORMATION 19
    Operations 19
    Liquidity and Capital Resources 19
    Capital Expenditures and Other Obligations...19
    Material Changes and Other Information..20
    Trends and Uncertainties...20
THE OFFERING AND THE SECURITIES 20
    Restrictions on Transfer 20
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 20
    Related Person Transactions 20
    Conflicts of Interest...21
OTHER INFORMATION 21
    Bad Actor Disclosure   21
EXHIBITS 24
    EXHIBIT A   25

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the exhibits hereto.

Ellison Eyewear, Inc. (the "Company") is a Delaware Corporation, incorporated on March 19, 2014. The Company was formerly known as Ellison Sunglasses, Inc.

The Company is located at 314 West Institute Place, Loft 2E, Chicago, IL 60610.

The Company's website is www.WearEllison.com.

The information available on or through our website is not a part of this Form C-AR.

The Business
Ellison Eyewear designs, manufactures, and distributes handmade Greek eyewear to the American market. The Company sells its frames through four different sales channels: online, direct to consumer, corporate, and retail distribution.

The Business Plan
The Company designs, manufactures, and markets Greek handmade eyewear through traditional channels, as well as through an innovative online program developed by the Company to expand on the lifetime value per customer.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition in the eyewear industry with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. One company in particular, Luxottica Group S.p.A. ("Luxottica"), holds a virtual monopoly in the industry, holding a controlling stake in major eyewear brands, such as Lenscrafters, Sunglass Hut and Target Optical, and producing sunglasses and prescription frames for major designer brands, such as Chanel and Prada. Luxottica and other of our competitors, such as JAND Inc., dba Warby Parker ("Warby Parker"), have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established

companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide the raw materials and major components of our products.
We outsource production of our eyewear frames to manufacturers in Greece and Italy, and we depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of raw materials or major components for our products, or from whom we acquire such items, do not provide the raw materials or major components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, and lack of alternative sources. If production or service were interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and contractors.
In certain circumstances, export control and economic sanctions regulations may prohibit the export of our products. In other circumstances, we may be required to obtain additional export licenses before exporting our products. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on John Roa, Ravi Patel, and Aristotle Loumis who are, respectively, an advisor, co-founder, and co-founder and chief executive officer of the Company. The Company has or intends to enter into employment agreements with Aristotle Loumis and other key personnel, although there can be no assurance that it will do so or that such persons will continue to be employed or engaged by the Company for a particular period of time. The loss of any of John Roa, Ravi Patel, or Aristotle Loumis could harm the Company's business, financial condition, cash flow and results of operations.

We rely on third-party suppliers for the materials used in the manufacturing of our products.

In 2014, the following suppliers provided the following percentage of the listed services, inputs or raw materials: Nea Optiki S.A.: 100% of our gross manufacturing; Carl Zeiss AG: 100% of our eyewear lenses; and Mazzucchelli 1849 S.p.A.: 100% of acetate needed for our eyewear frames.

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

We rely on various intellectual property rights, including trademarks, in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on John Roa, Ravi Patel, and Aristotle Loumis in order to conduct its operations and execute its business plan. However, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of John Roa, Ravi Patel, and Aristotle Loumis die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
While the Company has prepared reviewed financial statements in connection with this Offering, we have not prepared any audited financial statements to date. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the United States, and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions,

expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payments, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the components of our products, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials and fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials, as well as packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, tampered with or damaged. A product recall could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the quality of our products.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.
Because pricing for the majority of our cellulose specialty fibers customers is set annually, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material costs and energy are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. Price increases and general volatility could adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.
In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.
Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

Failure to execute our opportunistic buying could adversely affect our business.
We purchase the majority of our inventory opportunistically, with our buyers purchasing close to need. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our buyers, subjecting us to risks related to the pricing, quantity, nature and timing of inventory flowing to our stores. If we are unable to provide frequent replenishment of fresh, high quality, attractively priced merchandise in our stores, it could adversely affect traffic to our stores as well as our sales and margins. We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts do not match customer demand, we may experience higher inventory levels and need to markdown excess or slow-moving inventory, leading to decreased profit margins, or we may have insufficient inventory to meet customer demand, leading to lost sales, either of which could adversely affect our financial performance.

We need to purchase inventory sufficiently below conventional retail to maintain our pricing differential to regular department and specialty store prices and to attract customers and sustain our margins, which we may not achieve at various times and which could adversely affect our results.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.
Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, international trade or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Decreases in discretionary consumer spending may have an adverse effect on us.
Our eyewear products are products that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.
Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We depend upon designers, vendors and other sources of merchandise, goods and services.

Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. Our procurement of goods and services from outside the United States is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to foreign trade. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.

We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.

With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business
Ellison Eyewear designs, manufactures, and distributes handmade Greek eyewear to the American market. The company sells their frames through four different sales channels: online, direct to consumer, corporate, and retail distribution.

Business Plan
Ellison Eyewear has focused on the development of wholesale and pop-up and direct advertising as our main revenue generating channels, given their higher up-front conversion rates and the branding opportunities available through additional exposure. With the wholesale and pop-up processes streamlined, this sales channel is ready for growth and only requires additional customer intake to advance our scaling efforts. Teams will be hired on to push those efforts with monthly goals outlined for the brick and mortar fronts. This channels main purpose is for brand development and testing to continue building the Ellison brand and image.

Our growth strategy is currently two-tiered, simultaneously focusing on brand development and sales growth. Educating our consumer on our brand, product, and mission is completed through our online and direct marketing efforts, where we test and control every aspect of the consumer's, both direct and indirect, experience and interaction with the Ellison brand. Our goal is to have every new customer walk away with an experience that then makes then a brand ambassador for us moving forward. Second, sales growth is being achieved by developing consumer facing programs that directly address pain points that eyewear buyers commonly experience. Our innovative online membership program is in place to prolong the lifetime value of each customer while continuing to build and spread the network within the community that we are building. As we continue to further establish the brand name, we have adjusted our price point ($125-$188) to be more accessible for our target audience.

History of the Business
The Company was founded by Aristotle Loumis in July 2014, having been in development for two years prior to its initial launch. The Company was incorporated in March 2014.

The Company's Products and/or Services

Product / Service	Description	Current Market
Sunglasses	High-quality eyewear using Mazzucchelli acetates and Carl Zeiss lenses	Retail, corporate, online, and direct-to-consumer.

We are currently generating our Summer 2017 collection. Based on internal and our manufacturing partner's study and analysis of market trends, we will be including optical frames and clip on our lenses.

In addition to generating sales through our online website, we also partner with retailers located within the United States and worldwide (e.g. Illinois, Iowa, Nebraska, Greece, Canada and California). We also have various corporate partners and regularly attend pop-up market opportunities.

Competition
The Company's primary competitors are Luxottica and Warby Parker.

Supply Chain and Customer Base
The raw materials required to make our frames are sourced from Italy and housed within the manufacturing plant of our manufacturing partner in Greece. They are a successful, family operated company with a proven track record and abilities.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Nea Optiki	Manufacturing Partner	100%
Mazzucchelli	Acetates for Frames	100%
Carl Zeiss	Lenses	100%

Independent boutique and optical locations, marketing/advertising organizations, e-commerce, direct to consumer higher end pop-up opportunities.

Intellectual Property and Research and Development

Trademarks

Application or Registration #	Goods/Services	Mark	File Date	Registration Date	Country
4673289	Eyewear, Sunglasses, Eyewear and Sunglasses Cases	Ellison	July 10, 2014	November 3, 2014	USA

Due to the direct nature of a substantial percentage of our sales and our ability to leverage our manufacturers' extensive knowledge on the latest trends, we currently have little to no R&D expenditures. We estimate our R&D budget will be $5,000 once the Company begins to scale.

Real Property
The Company owns or leases the following real property:

Property Address	Own or Lease	Description
Opus Environments 314 West Institute Place, Loft 2E Chicago, IL 60610	Lease	Main company office that is currently rented.

Governmental/Regulatory Approval and Compliance
The Company is dependent on the following regulatory approvals:

Product or Service	Government Agency	Type of Approval	Application Date	Grant Date
Medical	FDA	Yearly Licensing	April 4, 2016	April 18, 2016

Yearly FDA approval of our frames as a medical device is required in order to import all of the frames that are generated through our manufacturing partners in Greece.

Litigation
None

Other
The Company's principal address is 314 West Institute Place, Loft 2E, Chicago, IL 60610.

The Company's telephone number is (319) 594-4634.

The Company conducts business in Illinois.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Aristotle Loumis

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder: November 2013 – Present, Chief Executive Officer, President, Treasurer, Secretary and Director: March 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
University of Iowa Venture School: Alumni Speaker, July 2014 - Present
Chicago Leadership Alliance (CLA): Member, January 2016 - Present
University of Iowa Venture School EO Fellowship Program Graduate, July 2014 - July 2016

Education
University of Iowa, Pre-Med/Business Marketing

Name
Ravi Patel

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and Investor: November 2013 – Present, Director: March 2014 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Hawkeye Hotels Inc.: President, 2006 - Present
BuiltByIowa, LLC: Co-Founder/Lead Investor, 2013 - Present
Higher Learning Technologies Inc.: Board of Directors/Lead Investor, 2013 - Present
TelePharm, LLC Manager/Lead Investor, 2013 - Present
U.S. House of Representatives: Candidate for 1st Congressional District in Iowa, January 2015 - July 2015

Education
University of Iowa - Henry B. Tippie College of Business Management and Entrepreneurship

---

Name
John Roa

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director and Investor: September 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Roa Ventures LLC: Principal, May 2016 - Present
Digital Hope NFP: Founder, February 2011 – November 2016
Salesforce, Inc.: Digital Transformation Executive, Sept 2015 - May 2016

AKTA US LLC, Founder and Chief Executive Officer, Jan 2010 - May 2016
SocialCrunch LLC: Investor, Jan 2012 - Nov 2014

Education
Western Michigan University - Haworth College of Business BBA, Sales and Business Marketing

---

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Aristotle Loumis

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder: November 2013 – Present, Chief Executive Officer, President, Treasurer, Secretary and Director: March 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
University of Iowa Venture School: Alumni Speaker, July 2014 - Present
Chicago Leadership Alliance (CLA): Member, January 2016 - Present
University of Iowa Venture School EO Fellowship Program Graduate, July 2014 - July 2016

Education
University of Iowa, Pre-Med/Business Marketing

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Chief Executive Officer/President (as authorized by the Board of Directors)
Sale of property, interests or assets of the Company	Chief Executive Officer/President (as authorized by the Board of Directors)
Determination of the budget	Chief Executive Officer/President (as authorized by the Board of Directors)
Determination of business strategy	Chief Executive Officer/President (as authorized by the Board of Directors)
Dissolution of liquidation of the Company	Board of Directors (as authorized by the Stockholders)

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of a breach of loyalty against the Company or its stockholders, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has one employee in Illinois. The Company does not currently have any employment agreements in place.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	840,529
Voting Rights	Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or in the Company's certificate of incorporation. Each stockholder of record entitled to vote at a meeting of stockholders may vote in person or may authorize any other person or persons to vote or act for him by written proxy executed by the stockholder or his authorized agent or by a transmission permitted by law and delivered to the Secretary of the corporation. No stockholder may authorize more than one proxy for his shares.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Board of Directors and the stockholders could authorize and issue additional shares of Common Stock at a later date. The availability of such Common Stock and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by holders of Common Stock	88.59%[1]

Type of security	Options (Non-Qualified Stock Options)
Amount outstanding	19,361
Voting Rights	Each option is convertible into shares of the Common Stock. Upon conversion of their options, the holders shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, as described under "Common Stock" above.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Board of Directors and the stockholders could authorize and issue additional options at a later date. The availability of any Common Stock convertible from such options and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Percentage ownership of the company by holders of the Non-Qualified Stock Options (assuming conversion)	2.04%[1]

Type of security	**Convertible Promissory Notes**
Amount outstanding	$150,000
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Convertible Promissory Notes may convert into shares of Preferred Stock of the Company upon the occurrence of a qualified financing of $750,000. The availability of such Preferred Stock may be dilutive and such Preferred Stock will have greater rights than the Securities issued pursuant to Regulation CF.
Percentage ownership of the company by holders of the Convertible Promissory Notes (assuming conversion)	3.63%[1]

Securities issued pursuant to Regulation CF:

Type of security	**SAFEs (Simple Agreements for Future Equity)**
Amount outstanding	131,054
Voting Rights	None
Anti-Dilution Rights	None

(1) The percentage ownership of the Company by the holders of these securities takes into account the remaining 54,350 shares of common stock that are unissued but reserved for the Company's option pool.

The Company has the following debt outstanding:

Type of debt	**Secured Loan**
Name of creditor	Ouiby Inc., dba Kickfurther
Amount outstanding	$79,358.63
Interest rate and payment schedule	Interest rate: 15% Close Date: October 25, 2016 Lead Time 120 days First Payout ($13,226.49): March 22, 2017 Second Payout ($13,226.49): April 22, 2017 Third Payout ($13,226.49): May 22, 2017 Fourth Payout ($13,226.49): June 22, 2017 Fifth Payout ($13,226.49): July 22, 2017 Final Payout ($13,226.49): August 22, 2017
Amortization schedule	None

Describe any collateral or security	Sunglasses/Inventory/Product (1,950)
Maturity date	August 22, 2017

The total amount of outstanding debt of the Company (including payroll taxes, sales taxes and other accounts payable not described here but as listed in the Company's financial statements attached hereto as Exhibit A) is $119,348.08.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFEs (Simple Agreements for Future Equity)	131,054	$131,054	Inventory and Marketing	December 6, 2016	Regulation CF
Convertible Promissory Notes	9	$150,000.00	General Working Capital	July 24, 2015	Regulation D, Rule 506(b)

Ownership

A majority of the company is owned by Aristotle Loumis and Patel Enterprises, LLC. Eleven investors hold minority ownership positions in the Company upon conversion of their convertible promissory notes.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own (assuming conversion of all convertible securities and taking into account the Company's Option Pool).

Name	Percentage Owned
Patel Enterprises, LLC	51.43%
Aristotle Loumis	34.81%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Operations

We continue to see an upwards trend in sales over the next few years, even without adding additional contractors or employees. As we continue to grow our team and expand our operations pursuant to our three-year plan, this upwards trend will only continue to increase. The Company currently requires $3,000 a month to sustain operations.

Liquidity and Capital Resources

On December 6, 2016, the Company conducted an offering pursuant to Regulation CF and raised $131,054. The proceeds of that offering are not necessary to the operations of the Company.

Capital Expenditures and Other Obligations

The Company has made the following material capital expenditures in the past two years: purchase of a company vehicle and trailer (e.g. for product roadshows). The Company does not intend to make any additional material capital expenditures in the foreseeable future.

As described in the section of this Memorandum entitled "Capitalization and Ownership", we have issued a secured loan through Kickfurther to manufacture or our current line of eyewear products. We are on a 6-month payment plan once the frames are received, which began in March 2017

Material Changes and Other Information
None
Trends and Uncertainties
The Company does not currently believe it is subject to any trends or uncertainties.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

Restrictions on Transfer
Any securities issued pursuant to Regulation CF (the "Securities") may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Sales Transaction

Related Person/Entity	Immediate and extended family of the Chief Executive Officer
Relationship to the Company	None
Total amount of money involved	$5,000

Benefits or compensation received by related person	None
Benefits or compensation received by Company	General sales transaction
Description of the transaction	Certain family members have purchased the Company's eyewear products in support of our business and vision.

Conflicts of Interest

The Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Aristotle Loumis
(Signature)

Aristotle Loumis
(Issuer)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

The undersigned also certify that the attached financial statements are true and complete in all material respect.

/s/ Aristotle Loumis
(Signature)

Aristotle Loumis
(Name)

Director, Treasurer
(Title)

May 1, 2017
(Date)

/s/ Ravi Patel
(Signature)

Ravi Patel
(Name)

Director
(Title)

May 1, 2017
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A
Financial Statements

Ellison Eyewear

BALANCE SHEET

As of December 31, 2016

UNAUDITED

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking x6365 (Closed)	0.00
Checking x8693	26,530.34
Checking x9502	4,494.57
Total Bank Accounts	**$31,024.91**
Accounts Receivable	
Accounts Receivable (A/R)	36,128.33
Total Accounts Receivable	**$36,128.33**
Other Current Assets	
Deferred expense	19,865.90
Inventory Asset	28,304.29
Prepaid Insurance	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$48,170.19**
Total Current Assets	**$115,323.43**
Fixed Assets	
Furniture and Fixtures	6,000.00
Accumulated depreciation- Furniture	-1,300.00
Total Furniture and Fixtures	**4,700.00**
Trailer	2,150.00
Accumulated Depreciation-Trailer	-330.00
Total Trailer	**1,820.00**
Vehicle - Fiat 500	7,885.00
Accumulated Depreciation - Vehicle - Fiat 500	-1,112.77
Total Vehicle - Fiat 500	**6,772.23**
Total Fixed Assets	**$13,292.23**
TOTAL ASSETS	**$128,615.66**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	2,587.00
Total Accounts Payable	**$2,587.00**
Credit Cards	
Credit card #8735	-1,567.22
Total Credit Cards	**$ -1,567.22**
Other Current Liabilities	
California Department of Revenue Payable	980.57
City of New York Payable	156.11
Dallas Department of Revenue Payable	332.48

	TOTAL
Direct Deposit Payable	0.00
Illinois Dept of Revenue Payable	1,712.68
Kickfurther loan 10 months	66,592.50
Minnesota Department of Reveneue Payable	216.22
Payroll Taxes Payable	
Federal Payroll Taxes Payable (941/944)	31,318.04
Federal Unemployment Taxes Payable (940)	324.57
Illinois Payroll Taxes Payable	1,813.04
Iowa Payroll Taxes Payable	4,202.74
Iowa Unemployment Taxes Payable	10,265.90
Total Payroll Taxes Payable	**47,924.29**
Pennsylvania Department of Revenue Payable	6.60
Sales Taxes Payable	-502.31
Iowa Sales Tax Payable	843.40
Wisconsin Sales Taxes Payable	65.76
Total Sales Taxes Payable	**406.85**
Total Other Current Liabilities	**$118,328.30**
Total Current Liabilities	**$119,348.08**
Long-Term Liabilities	
Notes Payable	
Abdel R. Jubeh - Convertible Note Payable	50,000.00
Adam Codilis-Convertible Notes Payable	25,000.00
Benjamin Fields - Convertible Note Payable	5,000.00
Dan Ruzich - Convertible Note Payable	10,000.00
Danny Logarakis - Convertible Note Payable	5,000.00
Ignacio Rodriguez - Convertible Note Payable	20,000.00
Michael Karsa - Convertible Note Payable	10,000.00
Ovolv3 - Convertible Note Payable	5,000.00
Ravi Patel - Convertible Note Payable	50,000.00
Ravi Patel - Note Payable	251,439.22
Accrued Interest - Ravi Patel - Note Payable	22,316.45
Total Ravi Patel - Note Payable	**273,755.67**
Tim Huizenga - Convertible Note Payable	15,000.00
Total Notes Payable	**468,755.67**
Total Long-Term Liabilities	**$468,755.67**
Total Liabilities	**$588,103.75**
Equity	
Common Stock	82.00
Retained Earnings	-315,335.68
Net Income	-144,234.41
Total Equity	**$ -459,488.09**
TOTAL LIABILITIES AND EQUITY	**$128,615.66**

Ellison Eyewear

PROFIT AND LOSS

January - December 2016

	TOTAL
INCOME	
Discounts Given	-500.00
Sales	129,347.00
Sales of Product Income	918.33
Sales Return	-3,307.63
Shipping Income	575.32
Total Income	**$127,033.02**
COST OF GOODS SOLD	
Cost of Goods Sold	31,567.41
Subcontractors - COS	10,000.00
Total Cost of Goods Sold	**$41,567.41**
GROSS PROFIT	**$85,465.61**
EXPENSES	
Advertising and Marketing	14,288.24
Auto	
Auto	23.62
Gas	3,020.24
Repairs & Maintenance	967.32
Tolls/Parking	3,332.17
Total Auto	**7,343.35**
Bank Charges	1,525.60
Chargeback	188.00
Clothing	1,276.00
Commissions & fees	276.43
Company Apparel	594.00
Dues & Subscriptions	6,323.36
Education and Training	45.55
Entertainment - Investors	15,570.83
Fraud	5,095.09
Insurance	1,060.41
Interest Expense	8,328.50
Internet / Telephone Expense	3,455.10
Legal & Professional Fees	5,540.00
Meals - Meetings	317.34
Merchant Fees	2,179.08
Office Expenses	9,414.22
Office Supplies	9,955.53
Other Expenses	148.00
Other General and Admin Expenses	1,979.22
Payroll Expenses	
Payroll Fees	578.53
Payroll Taxes	6,619.44
Wages	43,361.71

	TOTAL
Total Payroll Expenses	**50,559.68**
Promotional	2,703.45
Rent or Lease	4,568.82
Repair & Maintenance	1,861.35
Shipping and delivery expense	7,799.79
Subcontractors	9,824.45
Subcontractors - Web/Marketing	8,140.16
Taxes & Licenses	66.45
Travel	19,828.96
Insurance	369.72
Lodging	4,791.43
Transporation	7,368.76
Travel Meals	10,246.17
Total Travel	**42,605.04**
Website Development	4,571.00
Total Expenses	**$227,604.04**
NET OPERATING INCOME	**$ -142,138.43**
OTHER INCOME	
Interest Earned	0.19
Total Other Income	**$0.19**
OTHER EXPENSES	
Depreciation Expense	2,092.77
Miscellaneous	3.40
Reconciliation Discrepancies	0.00
Total Other Expenses	**$2,096.17**
NET OTHER INCOME	**$ -2,095.98**
NET INCOME	**$ -144,234.41**

Ellison Eyewear

STATEMENT OF CASH FLOWS

January - December 2016

	TOTAL
OPERATING ACTIVITIES	
Net Income	-144,234.41
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-12,315.06
Deferred expense	-19,865.90
Inventory Asset	31,567.41
Prepaid Insurance	0.00
Trailer:Accumulated Depreciation-Trailer	330.00
Vehicle - Fiat 500:Accumulated Depreciation - Vehicle - Fiat 500	1,112.77
Credit card #8735	-1,567.22
California Department of Revenue Payable	980.57
City of New York Payable	156.11
Dallas Department of Revenue Payable	332.48
Illinois Dept of Revenue Payable	1,712.68
Kickfurther loan 10 months	66,592.50
Minnesota Department of Reveneue Payable	216.22
Payroll Taxes Payable:Federal Payroll Taxes Payable (941/944)	4,991.12
Payroll Taxes Payable:Federal Unemployment Taxes Payable (940)	42.00
Payroll Taxes Payable:Illinois Payroll Taxes Payable	1,517.56
Payroll Taxes Payable:Iowa Payroll Taxes Payable	153.85
Payroll Taxes Payable:Iowa Unemployment Taxes Payable	3,187.10
Pennsylvania Department of Revenue Payable	6.60
Sales Taxes Payable:Iowa Sales Tax Payable	212.88
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**79,363.67**
Net cash provided by operating activities	**$ -64,870.74**
INVESTING ACTIVITIES	
Furniture and Fixtures:Accumulated depreciation- Furniture	650.00
Trailer	-2,150.00
Vehicle - Fiat 500	-7,885.00
Net cash provided by investing activities	**$ -9,385.00**
FINANCING ACTIVITIES	
Notes Payable:Adam Codilis-Convertible	25,000.00

	TOTAL
Notes Payable	
Notes Payable:Danny Logarakis - Convertible Note Payable	5,000.00
Notes Payable:Ravi Patel - Note Payable:Accrued Interest - Ravi Patel - Note Payable	8,328.50
Notes Payable:Tim Huizenga - Convertible Note Payable	15,000.00
Net cash provided by financing activities	**$53,328.50**
NET CASH INCREASE FOR PERIOD	**$ -20,927.24**
CASH AT BEGINNING OF PERIOD	51,952.15
CASH AT END OF PERIOD	**$31,024.91**